FORM 4      U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C.  20549



Check this box          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
if no longer    File pursuant to Section 16(a) of the Securities Exchange Act
subject to       of 1934, Section 17(a) of the Public Utility Holding Company
Section 16.     Act of 1935 or Section 30(f) of the Investment Company Act of
Form 4 or Form                               1940
5 obligations
may
continue. See Instructions 1(b)

1.  Name and Address of Reporting Person  2.   Issuer Name and Ticker  or
                                                  Trading Symbol
                                               Thermwood Corporation
Susnjara         Linda          S.              Common Stock           THM
Susnjara         Kenneth        J.
(Last)           (First)      (Middle)    3.IRS or Social     4.Statement for
                                            Security Number     Month/Year
                                            of Reporting
Rural Route 2, Box 110AA                   Person                 6/98
(Street)                                   (Voluntary)

Birdseye       Indiana   47513             5.If Amendment,
(City)         (State)    (Zip)              Date of Original
                                            (Month/Year)

6.Relationship of Reporting
Persons to Issuer (Check all
applicable)

   X  Director          X  10% Owner
   X  Officer (give        Other (specify
               title)        below)

Secretary
President and CEO

                     Table 1  --  Non-Derivative Securities Beneficially Owned
1.Title of Security                2.        3.Trans    4.Securities Acquired
 (Instr. 3)                        Trans-      actions  (a)
                                   actions     Code     or Disposed of (D)
                                   Date        (Instr.  (Instr. 3, 4 and 5)
                                   (Month/       8)
                                   Day/
                                   Year
                                                                (A)
                                           Code    V     Amount   or    Price
                                                                (D)
                                   ------- ----------   ----------------------
Common Stock                       5/01/98  P             400          $7.625
                                                                (A)      per
                                                                        share
Common Stock                       5/04/98  P             400          $7.625
                                                                (A)      per
                                                                        share
Common Stock                       5/05/98  P             600   (A)    $7.625

   Table 1  --  Non-Derivative Securities Beneficially Owned (Continued)

5.Amount of Securi-ties                  6.Ownership        7.Nature of Indirect
  Beneficially Owned at End of Month       Form:               Beneficial Owner-
  (Instr. 3 and 4)                         Direct (D) or       (Instr. 4)
                                           Indirect (I)
                                           (Instr.4)

                                             (D)

                                             (D)

251,400 (1)                                  (D)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                (Print or Type Responses)  SEC 1474(3/91)


FORM 4 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, options, convertible securities)

1.                2.       3.     4.     5.          6.         7.
Title of          Conver-  Trans- Trans- Number of   Date       Title and Amount
Derivative        sion or  action action Derivative  Exercis-   of Underlying
Security          Exercise Date   Code   Securities  able and   Securities
(Instr.4)         Price of (Month/(Instr Acquired    Expir-     (Instr. 3 and 4)
                  Deriva-  Day/   .8)    A) or       ation
                  tive     Year)         Disposed    Date(Month/
                  Security       ------- of (D)      Day/Year)
                                         (Instr.3,4,
                                          and 5)
                                         --------- ------------
                                                   Date
                                                   Exer-  Expir-        Amount
                                                   cisa-  ation   Title    or
                                                   ble    Date          Number
                                                                           of
                                                                        Shares
                                                   ---------------------------
                                 Code  V (A)  (D)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
  (e.g., puts, calls, options, convertible securities) (continued)

8. Price of          9.         10.          11.
Derivative       Number      Ownership     Nature
Security         of Deriva-  Form of       of Indirect
(Instr.5)        tive Secur- Derivative    Beneficial
                 ities       Securitity:   Ownership
                 Bene-       (Direct(D)    (Instr. 4)
                 ficially    or Indirect
                 Owned at    (I)
                 end of      (Instr.4)
                 Month
                 (Instr.4)

(1.) Excludes an aggregate of 120,000 shares underlying a convertible debenture and stock options.


**Intentional misstatements or omissions of facts constitute Federal Criminal
Violation                                 s/ Kenneth J.Susnjara         6/10/98
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). **Signature of Reporting Person Date

Note:     File three copies of this form, one of which must be manually signed.
   If space provided is insufficient, see Instruction 6 for procedure.  Page 2
                                                                 SEC 1473 (3/91)